Exhibit 1.01

Conflict Minerals Report

For The Year Ended December 31, 2014

Caution Concerning Forward-Looking Statements

Certain statements in this report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” and “estimates,” “targets,” “anticipates,” and similar expressions are used to identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact, such as statements concerning the additional steps that we intend to take to mitigate the risk that our necessary conflict minerals finance or benefit armed groups. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. These risks, uncertainties and changes include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all and (2) political and regulatory developments, whether in the Democratic Republic of the Congo region, the United States or elsewhere. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.

1.	Overview

This report has been prepared by Tenneco Inc. (herein referred to as “Tenneco,” the “Company,” “we,” “us,” or “our”) pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Rule”). Tenneco is one of the world’s largest producers of clean air and ride performance products for light vehicle, commercial truck, off-highway and other vehicle applications. Our company serves both original equipment vehicle manufacturers (“OEMs”) and the repair and replacement markets, or aftermarket, worldwide. We are subject to the Rule because conflict minerals, as defined in the Rule (also referred to herein as “3TG”), are present, though minimally, in the majority of our ride performance products. 3TG is not present in most of our clean air system products.

Supply	Chain; Reasonable Country of Origin Inquiry

Our products are predominately produced from low carbon or stainless steels but also utilize oils, paints, rubber, plastics and, to a much lesser extent, some electronic components. Accordingly, most of the components and materials in our products are not in-scope for purposes of our compliance with the Rule. Our in-scope supply base is comprised of suppliers situated around the globe in support of both local and global operations. Tenneco’s operations are typically several levels removed from smelter and refiner operations.

We rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us – including sources of 3TG that are supplied to them from lower tier suppliers. We requested that all surveyed suppliers provide information on the usage and source of 3TG to us through iPoint’s Conflict Minerals Platform (“iPCMP”), which is an on-demand software solution recommended and developed by iPoint in collaboration with the Automotive Industry Action Group (“AIAG”) based on the Conflict Minerals Reporting Template developed by the Conflict-Free Sourcing Initiative (“CFSI”) (the “Template”), or that they furnish us with a completed Template. We requested part number declarations from our suppliers.

Efforts to Determine Mine or Location of Origin

We seek to determine the mines or locations of origin of the 3TG in our supply chain by requesting that our suppliers respond to our inquiries via iPCMP or completing the Template.

2.	Due Diligence

A.	Design of Due Diligence

Due Diligence Framework

Our due diligence measures have been designed to conform, in all material respects, with the framework presented by the Organisation for Economic Co-operation and Development (“OECD”) in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing, including the related Supplements for gold and for tin, tantalum and tungsten (“OECD Guidance”).

Due Diligence Framework Design

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of 3TG from conflict-affected and high-risk areas. Selected elements of our program design are discussed below. Selected due diligence measures that we took in 2014 are separately discussed under “Due Diligence Program Execution.”

MANAGEMENT SYSTEMS

Conflict Minerals Policy

We have adopted a conflict minerals policy (the “Conflict Minerals Policy”), which is publicly available on our website at http://www.tenneco.com/overview/conflict_minerals/. The information contained on our website is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or our Form SD.

Internal Team

We have established a management system to support supply chain due diligence related to 3TG. Our management system includes an executive oversight committee and a functional work group sponsored by the Senior VP Global Manufacturing Development as well as other executive-level representatives and personnel from materials engineering, global supply chain management, quality assurance, finance and legal. The team of subject matter experts and other members of the functional work group are responsible for managing our 3TG compliance program and are led by an Executive Director of Global Supply Chain Management. Our efforts are supplemented by specialist outside counsel.

Control Systems

As we do not have a direct relationship with 3TG smelters and refiners, we are engaged and actively cooperate with other major manufacturers in the automotive sector and other sectors in respect of 3TG traceability initiatives. We participate in the following industry-wide initiatives to disclose upstream actors in the supply chain: the CFSI; the AIAG Conflict Minerals Work Group; and the National Association of Manufacturers conflict minerals working group. Tenneco supports the refinement and expansion of the number of smelters and refiners participating in the CFSI’s Conflict-Free Smelter Program through our membership in the CFSI as well as active participation as a member company on the CFSI’s Smelter Engagement Team.

Our Supplier Manual indicates that we expect suppliers to conduct due diligence on their sources and chains of custody of 3TG and make their due diligence findings available to Tenneco. Our General Terms and Conditions of Purchase also require suppliers to provide us with information concerning 3TG content.

Records Maintenance

We have a company-wide document retention policy which is applicable to the documents relevant to the Rule and provides for retention of documents for at least five years. Documents relating to due diligence are stored electronically on our behalf by iPoint.

Supplier Engagement

We distribute a letter to selected suppliers describing the requirements of the Rule and our Conflict Minerals Policy. This letter also is contained on our corporate web-site, along with our Supplier Manual and General Terms and Conditions of Purchase, which are discussed above. We utilize iPCMP for requesting and receiving supplier surveys, provide training to our suppliers and maintain an electronic e-mail box for external and internal communication.

Grievance Mechanism

We have well-established processes to allow interested parties to contact us. These processes are described in our Code of Conduct, our Supplier Portal, our Supplier Manual and in our Conflict Minerals Policy.

IDENTIFY AND ASSESS RISK IN THE SUPPLY CHAIN

We survey the direct suppliers deemed to be at risk for supplying us with in-scope products that contain 3TG. As noted earlier, we request part number declarations from our suppliers.

We review the responses received from suppliers against our internal written criteria to determine which responses require further engagement with our suppliers. These criteria include incomplete responses as well as inconsistencies within the data reported. We then follow up with these suppliers, requesting that they provide revised responses. We also follow up with suppliers that do not respond to our inquiries on a timely basis.

To the extent that a response includes the names of entities listed by our suppliers as smelters or refiners, we compare these facilities to the Template’s Standard Smelter Names list, the list of known processing facilities published by the U.S. Department of Commerce (the “Commerce Department List”) and the CFSI’s lists of compliant facilities.

DESIGN AND IMPLEMENT A STRATEGY TO RESPOND TO RISKS

•	Senior management is briefed about the results of our due diligence efforts on a regular basis.

•	We have adopted the Conflict Minerals Policy and take the other measures described herein.

CARRY OUT INDEPENDENT THIRD PARTY AUDIT OF SUPPLY CHAIN DUE DILIGENCE AT IDENTIFIED POINTS IN THE SUPPLY CHAIN

We support audits through our membership and participation in the CFSI. We do not have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain.

REPORT ON SUPPLY CHAIN DUE DILIGENCE

We file a Form SD, and, to the extent applicable, a Conflict Minerals Report with the SEC and make these documents available on our website.

B.	Due Diligence Program Execution

In furtherance of our 3TG due diligence in 2014, we performed the following due diligence measures. These were not all of the measures that we took in furtherance of our 3TG compliance program or pursuant to the Rule and the OECD Guidance.

•	We surveyed direct suppliers deemed to be at risk for 3TG content. For 2014, we surveyed 111 suppliers. We requested that information be provided at the part number level.

•	We followed up by email or phone with the suppliers that did not provide a response within the time frame specified in the request. We reviewed the responses received from suppliers against our internal written criteria and requested revised responses from suppliers that submitted incomplete responses or responses that contained inconsistencies. We received responses from 91% of the suppliers to which we sent a request.

•	We reviewed the smelters and refiners identified to us by the suppliers against those contained on the Standard Smelter Names list of the Template, the Commerce Department List and the CFSI’s lists of compliant facilities. Through the CFSI, we are engaged in efforts to determine whether additional entities not on the Standard Smelter Names list are smelters or refiners. 130 of the identified smelters and refiners were listed as “compliant” by the CFSI and 18 were listed as “active” as of the date of this report. Of those suppliers reporting the existence of 3TG in their products, most provided information at a “company level” (i.e., for all of their products, rather than only for the products that they sold to us) or did not identify the specific smelters or refiners of the 3TG contained in the products that they sold to us.

•	Our compliance team reported the findings of its compliance efforts in 2014 to our Senior VP Global Manufacturing Development and Executive Director of Global Supply Chain Management.

•	In addition, to mitigate the risk that the necessary 3TG contained in our in-scope products directly or indirectly finance or benefit armed groups in the DRC or an adjoining country, we updated our Supplier Manual and General Terms and Conditions of Purchase to include expectations and requirements relating to 3TG due diligence and reporting. We also actively participated in the CFSI as a member company.

3.	Additional Steps to be Taken to Mitigate Risk

We intend to take the following additional steps to improve the due diligence conducted to further mitigate the risk that the 3TG in our in-scope products finance or benefit armed groups in the DRC or adjoining countries:

•	Engage in ongoing risk assessment through our suppliers’ annual data submissions.

•	Continue working with relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.